07005180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 26 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerzbank Capital Markets Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 26 2007
WASH. D.C.
186

2 World Financial Center
(No. and Street)

New York (City) New York (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Kennedy (212) 703-4066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Matthew Kennedy_______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Commerzbank Capital Markets Corporation_______________________ of __December 31_________________________, 2006_______, are true and correct. I further swear (or affirm) th neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael A. Hawkins
Notary Public - State of New York
No. 01HA6124760
Qualified in Manhattan County, Certified in New York County
Term Expires March 28, 2009

Signature

____Chief Executive Officer____________________
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2006

Commerzbank Capital Markets Corporation
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
Commerzbank Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation ("the Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 16, 2007

Commerzbank Capital Markets Corporation
Statement of Financial Condition
December 31, 2006

(in thousands)

Assets		
Cash and cash equivalents	$	6,096
Cash segregated under federal and other regulations		500
Receivable from brokers, dealers and clearing organizations		916
Due from affiliates		14,113
Securities owned, at fair value		94,004
Securities owned, not readily marketable, at estimated fair value		44
Securities owned, pledged with affiliates, at fair value		2,461
Accrued interest receivable		908
Furniture, fixtures and leasehold improvements, (at cost less accumulated depreciation of $1,198 and amortization of $293)		905
Other assets		9,848
Total assets	$	129,795
Liabilities and Stockholder's Equity		
Accrued expenses		4,366
Other liabilities		16,532
Total liabilities		20,898
Common stock		25,000
Additional paid-in capital		45,152
Retained earnings		38,745
Stockholder's equity		108,897
Total liabilities and stockholder's equity	$	129,795

The accompanying notes are an integral part of these financial statements.

1. Organization

Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is providing investment services to its customers and affiliates. The Company acts as agent for the sale of foreign exchange, fixed income, European listed equities and derivative products. Some of these products are issued by the Parent. The Debt Capital Markets group performs traditional bond underwriting. The Company's Alternative Investment Strategies Group provides due diligence, portfolio management, financial control, risk management, operations and compliance.

2. Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

Securities owned are stated at quoted market values with unrealized gains and losses reflected in the statement of operations. Securities owned, not readily marketable, are valued at estimated fair value as determined by management. Because of the inherent uncertainty of valuation for securities not readily marketable, the estimated fair values assigned may differ from the values that would have been used had a ready market existed for these securities, and the differences may be material.

All financial instruments are stated at fair value or amounts that approximate fair value due to their short-term nature or are at mark to market.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financials. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company was a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions. The company withdrew its membership in October 2006.

Furniture and fixtures are depreciated on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases to which they relate.

Cash and cash equivalents consist of cash and deposits with an original maturity of three months or less. At December 31, 2006, the majority of the cash is held with one major financial institution.

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

In the normal course of business, the Company executes and clears securities transactions on behalf of and through its Parent and affiliated entities. In addition, the Company has entered into several service level agreements with the New York branch office of the Parent to provide various support services.

Amounts resulting from these and other transactions, at December 31, 2006, which are included in due from affiliates and other liabilities totaled approximately $14,113,315 and $605,335, respectively.

The Company repaid the $ 35,000,000 subordinated loan with the Parent in the year ended December 31, 2006.

See Note 8 for additional related party disclosures.

4. Securities Owned

On December 31, 2006, securities owned, at fair value, consisted of approximately $40,004,000 in investment grade bonds, $52,647,000 government obligations, and approximately $1,353,000 in mutual funds. At December 31, 2006, securities owned, not readily marketable, at estimated fair value, consisted of approximately $44,000 in equity securities. At December 31, 2006, securities owned, pledged with affiliates, at fair value, consisted of approximately $2,461,000 government obligations.

5. Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2006, consist of underwriting fee receivable of $915,644.

6. Employee Benefit Plans

The Company maintains a 401(k) savings plan which is sponsored by one affiliate, Commerzbank AG New York Branch (the "Branch"), which qualifies under Section 401 (k) of the Internal Revenue Code. Under this plan, employees may defer a portion of their compensation subject to the limitations specified by regulations that govern these types of plans. Beginning January 1, 2006, substantially all employees of the Company participated in a defined benefit plan that is also sponsored by the Branch.

A number of officers and employees of the Company are also covered under the Parent's stock performance plan.

The Company ceased employee contributions to a non-qualified deferred compensation plan for a select group of employees as of December 31, 2005. The Company created a trust (the "Trust") to invest the amounts deferred under this Plan. The Trust's assets are subject to the claims of the Company's creditors in the event of the Company's insolvency until paid to the Plan's participants. Plan assets of approximately $1,353,000 are included in securities owned at fair value in the

Statement of Financial Condition at December 31, 2006. The Company's corresponding liability under the Plan is included in other liabilities.

7. Income Taxes

The Company files Federal, State and local tax returns.

At December 31, 2006, the Company had a deferred tax asset of $3,513,546 that is included in other assets in the Statement of Financial Condition.

During the year the Company released a 100% of the valuation allowance recorded in prior years in the amount of $4,223,000 against its deferred tax assets and had no valuation allowance remaining at December 31, 2006. This reflects management's belief that it is now more likely than not that the tax benefits will be realized in the future.

8. Net Capital

The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the NASD. At December 31, 2006, the Company had net capital of $78,225,677 which was $76,725,677 in excess of the required minimum of $1,500,000.

9. Commitments and Contingent Liabilities

The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. Subsequently, the Company entered into an agreement to sublet these premises, which ends at the same time as the original occupancy lease. The Company is also obligated under the terms of a non-cancelable occupancy lease agreement that contains no escalation provisions, which is with the Branch. At December 31, 2006 the future minimum rental commitments under these lease agreements, which expire in 2016 are as follows (in thousands):

Years Ending December 31,	Commitment	Deduct Sublease Rentals	Net Rental Commitments
2007	$ 4,357	$ 3,900	$ 457
2008	4,422	$ 3,900	522
2009	4,753	$ 3,900	853
2010	4,753	$ 3,900	853
2011	4,755	$ 3,900	855
Thereafter	8,977	$ 7,150	1,827
	$ 32,017	$ 26,650	$ 5,367

The remaining lease commitment with the Branch is $2,535,000.

10. Restructuring

Commerzbank AG's Board of Directors in 2004 had decided to restructure the securities segment of its business including Commerzbank Capital Markets Corporation by reducing exposure to proprietary securities trading. As a result of this decision, the Company has eliminated several of its proprietary trading desks within the fixed income and equity securities business groups. Infrastructure personnel support has been reduced accordingly to align with the remaining business groups.

Due to the reduction of proprietary trading within the equity securities area, the Company has withdrawn as a member from the New York Stock Exchange and has designated the National Association of Securities Dealers as the self-regulatory examination body.

The Company has substantially completed this restructuring during 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
Commerzbank Capital Markets Corporation:

In planning and performing our audit of the financial statements of Commerzbank Capital Markets Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 16, 2007

END